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                                                               Exhibit 99(a)(14)


             MENTOR GRAPHICS ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO
                 WAITING PERIOD FOR ITS OFFER TO ACQUIRE QUICKTURN

WILSONVILLE, ORE., Sept. 8, 1998 -- Mentor Graphics Corporation (Nasdaq: MENT) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has expired with respect to Mentor's $12.125 per share cash tender offer to acquire all shares of Quickturn Design Systems, Inc. (Nasdaq:
QKTN).

Mentor's tender offer is scheduled to expire at 12:00 midnight, New York City time, on September 9, 1998, unless extended.

Mentor's tender offer was commenced on August 12, 1998, prior to the recent, significant stock market decline. The offer price represents a premium of 51.6 percent over Quickturn's closing price of $8.00 per share on the day prior to commencement of the offer. At $12.125 per share, Mentor's offer values Quickturn at $217 million, based on the 17,922,518 Quickturn shares outstanding at July 31, 1998. Mentor already holds 591,500 Quickturn shares, or 3.3 percent.

Mentor Graphics is suing Quickturn in the Delaware Chancery Court to, among other things, invalidate certain actions taken by Quickturn's Board of Directors and management which are denying Quickturn stockholders the opportunity to realize the benefits of Mentor's premium, all-cash, fully financed offer.

Separately, Mentor today announced that on September 4, the Delaware Court of Chancery rejected the attempts of Quickturn to defer the trial on Mentor's claims regarding the validity of the defensive measures adopted by Quickturn in response to Mentor's offer. Trial on this matter will be held during the week of October 19. The

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Court of Chancery also scheduled argument on Quickturn's anticipated motion for summary judgment for October 7. Earlier last week, the United States District Court for the District of Delaware scheduled a hearing on Mentor's and Quickturn's cross-motions to require corrective disclosures for October 6, 1998.

The Dealer Manager for the Offer is Salomon Smith Barney. The Information Agent for the Offer is MacKenzie Partners, Inc., which can be reached toll-free at 800-322-2885 or by collect call at 212-929-5500.

The offer is not subject to any financing condition. The tender offer is subject to a number of terms and conditions, including a majority of outstanding Quickturn shares being validly tendered and not withdrawn; redemption or removal of Quickturn's shareholder rights plan; and the inapplicability of the Delaware business combination statute.

The Offer to Purchase and ancillary documents are available on a Mentor Graphics World Wide Web site at http://www.mentorg.com/file.

Contacts: Anne M. Wagner
          Vice President, Marketing
          503-685-1462

          Roy Winnick
          Kekst and Company
          212-521-4842